 EXHIBIT 3.1

AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
STAGE STORES, INC.

ARTICLE 1 – NAME

The name of this corporation is Stage Stores, Inc. (hereafter referred to as the “Corporation”).

ARTICLE 2 – RESIDENT AGENT

The name of the Corporation’s Resident Agent is The Corporation Trust Company of Nevada.  The street address of the Corporation’s Resident Agent where process may be served on the Corporation in the State of Nevada is 6100 Neil Road, Suite 500, Reno, Nevada 89511.

ARTICLE 3 – PURPOSE

The purpose of the Corporation is to engage in any lawful activity for which a corporation may be organized under Chapter 78 of the Nevada Revised Statutes.

ARTICLE 4 – AUTHORIZED STOCK

The total number of shares of capital stock which the Corporation shall have the authority to issue is One Hundred Million (100,000,000) shares of common stock with a par value of one cent ($.01) per share.

ARTICLE 5 – EXISTENCE

The Corporation shall have perpetual existence.

ARTICLE 6 – DIRECTORS

The business of the Corporation shall be managed by a Board of Directors.  The number of directors and their terms may be increased or decreased in such manner as shall be provided in the Corporation’s Bylaws; provided, however, the Corporation shall have at least one director.  In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized, subject to the Bylaws, if any, adopted by the shareholders, to make, alter, or amend the Bylaws of the Corporation.

ARTICLE 7 – ACQUISITION OF CONTROLLING INTEREST

The Corporation expressly elects to be governed by Chapter 78 of the Nevada Revised Statutes as the same may be amended or supplemented.  However, the Amended and Restated Articles of Incorporation, the Bylaws or a resolution adopted by the directors of the Corporation may impose stricter requirements on the acquisition of a controlling interest in the Corporation than the provisions of Chapter 78 of the Nevada Revised Statutes.  Furthermore, this election to be governed by Chapter 78 of the Nevada Revised Statutes is not intended to, and shall not, restrict the directors of the Corporation from taking any action to protect the interests of the Corporation and its stockholders including, but not limited to, adopting or executing plans, arrangements or instruments that deny rights, privileges, power or authority to a holder of a specified number of shares or percentage of share ownership or voting power.

ARTICLE 8 – AMENDMENT

The Corporation reserves and shall have the right to amend, alter, change or repeal any provision contained in these Amended and Restated Articles of Incorporation, in the manner now or hereafter prescribed, and all right conferred upon the stockholders of the Corporation herein are subject to this reservation.

I, THE UNDERSIGNED, being the President of this Corporation, do hereby certify pursuant to Nevada Revised Statutes Section 78.390 that the foregoing Amended and Restated Articles of Incorporation were adopted by resolution of the Board of Directors on March 28, 2007 and were adopted by 87% of the shareholders entitled to vote on the matter on June 7, 2007.

Dated this 7th day of June, 2007.

/s/ Andrew T. Hall
Andrew T. Hall, President